FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö    .    Form 40-F              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              .     No      Ö    .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

TABLE OF CONTENTS

Item

1.	Material Fact

2

Santiago (Chile), June 19, 2007

Messrs.

Chilean Securities Commission

Re: COMMUNICATES MATERIAL INFORMATION.

Ladies and gentlemen:

The undersigned, as Chief Executive Officer of the corporation named CELULOSA ARAUCO Y CONSTITUCIÓN S.A., both domiciled in the Metropolitan Region of Chile, Avenida El Golf 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry with Nº 42, Tax Identification Number: 93,458,000-1, as duly empowered by the Board of Directors to provide this information, hereby communicates to the Chilean Securities Commission the following material information with respect to the Company and its shares pursuant to article 9 and the second paragraph of article 10 of Law 18,045:

In the Board of Directors’ meeting held on June 18, 2007, the Chief Executive Officer informed that due to the anomalies of the pulp mill “Licancel” located in the VII Region of Chile, occurred during the start up process at the end of May and beginning of June, which was initiated after the scheduled maintenance of such mill, and due to the spillage that was produced in the dawn of the 18th of June of 2007, he resolved the indefinite closure of the mill. The Chief Executive Officer added that such mill must only reinitiate its activities once the existing environmental treatment system is replaced by a new system, incorporating the best available technology at the satisfaction of the environmental authority.

The Chief Executive Officer also expressed that the company will use all its technical and economical capacities in order to carry out this environmental improvement plan in the shortest possible period, and in the meantime, the company will take all necessary measures in order to mitigate the social effects derived from this situation.

The Board of Directors approved the resolutions adopted by the Chief Executive Officer, and agreed to communicate them as a “material information” to the Chilean Securities Commission and to the stock exchanges existing in Chile. It is estimated that each month of closure of the pulp mill “Licancel” means for the company a minor profit of US$ 4 million.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

Bolsa de Comercio de Santiago, La Bolsa St. Nº 64, Santiago

Bolsa Electrónica de Chile, Huérfanos Nº 770- 14 Floor, Santiago.

Bolsa de Valores de Valparaíso, P.O. Box 218-V, Valparaíso.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date:	June 20, 2007	By:	/s/ MATÍAS DOMEYKO CASSEL
		Name:	Matías Domeyko Cassel
		Title:	Chief Executive Officer